BOURBON & BOOTS ACQUISITION COMPANY LLC

UNAUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

AUGUST 27, 2018

BOURBON & BOOTS ACQUISITION COMPANY LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

CURRENT ASSETS		2017	2016
Cash		$ 151,286.96	$ (169.07)
Accounts Receivable		0.00	219.25
Inventory		132,817.48	226,076.71
Other Current Assets		18,000.00	2,067.35
	Total Current Assets	302,104.44	228,194.24
NON CURRENT ASSETS			
Property and equipment, Net		94,418.70	114,768.75
Deposits		4,520.00	4,520.00
Goodwill		45,000.00	45,000.00
	Total Non-Current Assets	$ 143,938.70	$ 164,288.75
	TOTAL ASSETS	$ 446,043.14	$ 392,482.99

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		2017	2016
Accounts Payable		$ 47,317.60	$ 117,334.12
Accrued Expenses		0.00	108,544.01
EBF Partners Payable		41,000.00	32,784.21
Shopify Capital Payable		0.00	30,391.18
Swift Financial		0.00	35,168.85
Kabbage Payable		8,298.29	26,710.71
	Total Current Liabilities	$ 96,615.89	$ 350,933.08
NON CURRENT LIABILITIES			
CMF Loan (see note)		117,737.14	75,000.00
XCelerate Capital Payable		1,188,692.00	907,885.69
	Total Non-Current Liabilities	$1,403,045.03	$ 982,885.69
	TOTAL LIABILITIES	$1,403,045.03	$1,333,818.77
MEMBER'S EQUITY			
Member Contributions		$ 250,000.00	$250,123.75
Member Draw		0.00	0.00
Member Equity		(1,207,001.89)	(1,191,459.53)
	Total Members Equity	$ 941,459.53	$ 941,335.78
	TOTAL LIABILITIES & MEMBER'S EQUITY	$ 446,043.14	$ 392,482.99

Unaudited – See accompanying notes.

BOURBON & BOOTS ACQUISITION COMPANY LLC
INCOME STATEMENT
DECEMBER 31, 2017 & 2016

	2017	2016
OPERATING INCOME		
Sales	$2,524,753.37	$2,834,815.34
Cost of Sales	1,164,459.56	2,052,558.10
Gross Profit	1,360,293.81	782,257.24
OPERATING EXPENSE		
Advertising & Promotion	$ 824,000.95	$ 992,923.71
Bank Service Charges	3,507.87	4,406.78
Computer & Internet Expenses	24,636.94	116,119.97
Contract Labor	64,943.41	24,744.15
Depreciation	20,350.05	20,350.05
Insurance Expense	3,939.48	8,957.99
Legal & Accounting	8,500.00	46,837.50
Maintenance & Repairs	0.00	3,946.15
Meals & Entertainment	1,695.79	375.26
Office Supplies	4,437.89	5,136.46
Payroll Processing Expense	2,843.02	2,541.17
Payroll Taxes	9,160.60	43,414.71
Rent Expense	62,100.00	61,679.47
Salaries & Wages	189,953.29	521,747.13
Taxes & Licenses	3,181.18	1,764.16
Travel	9,398.79	1,469.74
Utilities	1,152.02	2,743.76
Total Operating Expense	$1,233,801.28	$1,859,158.16
NET INCOME FROM OPERATIONS	$126,492.53	$(1,076,900.92)
Other Income (Expense)		
Freight Claims	$12,472.04	$0.00
Other Income (Expense)	1,030.57	8,840.53
Interest Expense	(155,537.50)	(72,805.45)
Net Income (Loss)	$ (15,542.36)	$(1,140,865.84)

Unaudited – See accompanying notes.

BOURBON & BOOTS ACQUISITION COMPANY LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017 & 2016

	2017	2016
Cash Flows from Operating Activities		
Net Income (Loss) for the Period	$ (15,542.36)	$(1,140,865.84)
Change in Payables	(70,016.52)	(85,886.84)
Change in Receivables	219.25	(95.50)
Change in Inventory	93,259.23	381,866.52
Change in Prepaid Expense	(15,932.65)	1,380.90
Change in Accrued Expense	(108,544.01)	88,659.96
Net Cash Flows From Operating Activities	(116,557.06)	(754,940.80)
Cash Flows From Investing Activities		
Purchase or Sale of Software & Equipment	$ 0.00	$ (7,188.45)
Change in Goodwill	0.00	(45,000.00)
Change in Accumulated Depreciation	20,350.05	20,350.05
Net Cash Flows from Investing Activities	20,350.05	(31,838.40)
Cash Flows from Financing Activities		
Changes in Notes Payable	$ (33,019.52)	$ 200,054.95
Change in Convertible notes	280,806.31	547,496.11
Changes in Members Contributions	(123.75)	0.00
Net Cash Flows from Financing Activities	247,663.04	747,551.06
Cash – Beginning of Period	(169.07)	39,059.07
Net Increase (Decrease) in Cash	151,456.03	(39,228.14)
Cash – end of period	$ 151,286.96	$ (169.07)

Unaudited – See accompanying notes.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Bourbon and Boots Acquisition Company LLC ("The Company") is a Limited Liability Company formed under the laws of the State of Arkansas. The Company derives revenue from the design, manufacturing, and distribution of rare, unique handcrafted goods and home décor items.

The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent as the majority of sales are internet point of sale paid immediately by credit card. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivable. During 2017 and 2016, The Company recorded no losses on uncollectible receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that loses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

BOURBON & BOOTS ACQUISITION COMPANY LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 & 2016

Property and Equipment

The company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight line basis over management's estimate of the asset's useful life, less a nominal amount to account for the estimated salvage value.

Goodwill

The Company has two instances of capitalized goodwill on the balance sheet. One is the brand asset of Bourbon & Boots which was purchased in May, 2015. The other is the result of its acquisition of Tales from The South, in 2016. Under GAAP, goodwill is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2017, the company has not recognized any impairment loss on goodwill.

Cost of Sales

Cost of Sales includes cost of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred. The majority of The Company's advertising comes from audience engagement and growth strategies utilizing Facebook, Instagram, Google, Pinterest, and Twitter. These advertising spends are proportioned monthly and adjusted across social platform providers based upon performance and seasonality.

NOTE C – LEASES

The company has no capital leases as of December 31, 2017 or 2016 therefore no liability is recorded on the books for such.

NOTE D – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The company files a Form 1065 (US Partnership Tax Return) and all income and losses are transferred directly to the Partners through a Form K-1. Therefore, no provision for income taxes have been provided in these financial statements.

The Company is subject to Franchise Tax requirements in the State of Arkansas.   The Company's tax filings for 2016 and 2017 have been filed.

NOTE E – NOTES PAYABLE

The Company has convertible notes ("The Notes") payable to a related party. The Notes accrue interest at various rates and payment terms and are itemized below.

Lender	Loan Date	Original Loan Amount	Loan Type	Interest Rate	Payment Frequency	Term
xCelerate Capital, LLC	16-May-15	$1,200,000.00	Revolving	8.00%	Annually	Interest Only - Balloon
Caroline M. Ford	15-Mar-17	$115,000.00	Termed Loan	7.00%	Monthly	$2500 P&I

NOTE F – CONCENTRATIONS OF RISK

The company recognizes 75% of its revenue direct from consumer with orders processing through its online business platform, Shopify. Shopify is a Software-As-A-Service platform that is a publically traded company under the stock symbol SHOP. In the event of a business interruption, revenues could be affected. As part of our risk mitigation plan, a backup web property has been established, a third party backup solution with nightly backups and robust disaster recovery has been put in place. In three years of operating on the Shopify platform we have experienced 99.8% uptime and expect the same reliability in the future.

NOTE G – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 28, 2018, the date the financial statements were available to be issued.